SECURITI [illegible] N

08029932

SEC Mail Processing Section
FEB 25 2008
Washington, DC
106

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 65728

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MBM Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 Louisiana, Suite 2600
(No. and Street)

Houston	Texas	77002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert L. Burnam — 713-228-6444
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harper and Pearson Company
(Name – *if individual, state last, first, middle name*)

One Riverway, Suite 1000	Houston	TX	77056
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert L. Burnam, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MBM Securities, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Robert L. Burnam, COO and Principal

Title

Debra M. Schaps

Notary Public

DEBRA M. SCHAPS
Notary Public, State of Texas
My Commission Expires
December 18, 2011

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MBM SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2007

CONTENTS

HARPER & PEARSON
COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
MBM Securities, Inc.
Houston, Texas

We have audited the accompanying balance sheet of MBM Securities, Inc. as of December 31, 2007, and the related statement of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MBM Securities, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harper & Pearson Company, P.C.

Houston, Texas
February 15, 2008

One Riverway · Suite 1000 · Houston, Texas 77056-1973 · 713.622.2310 · 713.622.5613 fax
harperpearson.com

ASSETS

Cash	$ 7,461
Investments, at market value	61,399
Accrued commissions receivable	30,000
TOTAL ASSETS	$ 98,860

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accrued service fee payable	$ 27,600
TOTAL LIABILITIES	27,600
STOCKHOLDERS' EQUITY	
Common stock - $1 par value, 500,000 voting shares and 500,000 nonvoting shares authorized, 1,000 voting shares issued and outstanding	1,000
Additional paid-in capital	13,421
Retained earnings	56,839
	71,260
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 98,860

The accompanying notes are an integral part of the financial statements.

REVENUES	
Commissions and other income	$ 427,028
Other income	8,460
TOTAL REVENUE	435,488
EXPENSES	
Service fees	392,866
Professional fees	6,039
Other	25,241
TOTAL EXPENSES	424,146
NET INCOME	$ 11,342

The accompanying notes are an integral part of the financial statements.

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2006	$ 1,000	$ 13,421	$ 70,497	$ 84,918
Distributions	-	-	(25,000)	(25,000)
Net income	-	-	11,342	11,342
Balance, December 31, 2007	$ 1,000	$ 13,421	$ 56,839	$ 71,260

The accompanying notes are an integral part of the financial statements.

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 11,342
Adjustments to reconcile net income to net cash provided by operating activities:	
Realized and unrealized gain on investment	(8,678)
Changes in operating assets and liabilities	
Accrued commissions receivable	(7,000)
Accrued service fee payable	6,440
Net cash provided by operating activities	2,104
CASH FLOWS FROM INVESTING ACTIVITIES	
Sale of investment	19,334
Net cash provided by investing activities	19,334
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions	(25,000)
Net cash used by financing activities	(25,000)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(3,562)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	11,023
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 7,461

The accompanying notes are an integral part of the financial statements.

NOTE A ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization – MBM Securities, Inc. (an S Corporation) ("the Company") is located in Houston, Texas and is a limited business broker dealer that transacts in mutual funds and variable life annuities only. Consequently, the Company has claimed an exemption from Rule 15c3-3 under section (K)(1). The Company is registered as a Broker-Dealer with the Securities and Exchange Commission, and a member of the Financial Industry Regulatory Authority (FINRA) (formerly the NASD). Its principal market is the general public in the Southeastern region of Texas. As a result of the merger of the NASD into FINRA, the Company received a one time payment from the NASD of $35,000.

Basis of Accounting – The Company maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Accounting principles followed by the Company and the methods of applying those principles, which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Statement Presentation – An unclassified balance sheet is presented in accordance with industry standards.

Revenue Recognition – Commissions are recognized when trades settle and receivables are recorded at that time. Revenues are primarily generated from commissions on sales of mutual funds and variable insurance products.

Income Taxes – No provision has been made for federal income tax, since these taxes are the responsibility of each individual shareholder.

Cash and Cash Equivalents – The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents. The Company had no cash equivalents at December 31, 2007.

Investment – At December 31, 2007 the Company had an investment in a mutual fund. The investment was valued at market value based upon quoted prices.

Estimates - The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B SERVICES AGREEMENT

The Company has entered into a services agreement with MBM Advisors, Inc. (MBM Advisors), a former related party, whereby MBM Advisors will provide administrative and operational services, facilities, compliance assistance, and pay all overhead expenses of the Company.

MBM Advisors receives a proportional allocation service fee equal to 92% of the monthly adjusted net operating income of the Company. Expenses under this agreement during the year ended December 31, 2007 were $392,866. At December 31, 2007 the Company owed MBM Advisors $27,600.

NOTE C NET CAPITAL REQUIREMENTS

Under Rule 15c3-1, the Company must maintain at all times a minimum net capital of $25,000 and an aggregate indebtedness ratio of no greater than 15 to 1. The following is a summary of the Company's actual capital compared with required capital amounts as of December 31, 2007.

Net Capital - Actual (Schedule I)	$ 57,017
Net Capital - Required (Schedule I)	25,000
Excess Net Capital	$ 32,017
Aggregate Indebtedness to Net Capital	2.06 to 1

NOTE D CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade receivables and cash. The Company places its cash with high credit quality financial institutions. Deposits with these financial institutions may exceed the amount of federal deposit insurance provided on such deposits; however, these deposits typically may be redeemed upon demand and therefore, bear minimal risk. In monitoring this credit risk, the Company periodically evaluates the stability of the financial institutions. Generally, no collateral or other security is required to support customer receivables. To reduce credit risk, a customer's credit history is reviewed before extending credit. There was no allowance for doubtful accounts at December 31, 2007 as management believes all amounts are collectible.

The Company is engaged in various trading and brokerage activities in which the counter parties primarily include mutual funds, banks, and insurance companies. In the event a counter party does not fulfill its obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter party or issuer of the instrument. It is the Company's policy to review the credit standings of each counter party.

NOTE E INVESTMENT SECURITIES

At December 31, 2007 the Company had the following investments:

	Cost	Market
Mutual Funds	$ 52,721	$ 61,399

For the year ended December 31, 2007 the Company has included in other income $8,436 of realized and unrealized gain on its investments.

NOTE F OTHER EXPENSES

The Company, beginning in 2007, is making certain payments for personal expenses of the owners as compensation. Such expenses totaled $25,241 for the year ended December 31, 2007.

MBM SECURITIES, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

NET CAPITAL	
Total stockholders' equity qualified for net capital	$ 71,260
Total capital and allowable subordinated liabilities	71,260
Deductions and/or charges	
Nonallowable assets:	(5,039)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	66,221
Haircuts on securities	(9,204)
Net capital	$ 57,017
COMPUTATION ON BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (1/15% of total aggregate indebtedness)	$ 1,840
Minimum dollar net capital requirement	$ 25,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 25,000
Excess net capital	$ 32,017
Ratio: Aggregate indebtedness to net capital	2.06 to 1

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2007, filed with the Securities and Exchange Commission by the Partnership on Part IIA of Form X-17a-5.

See independent auditor's report.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL OF SECURITIES UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

Exemption Provisions

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(1), in which the firm conducts a limited business (mutual funds and/or variable annuities only).

See independent auditor's report.

HARPER & PEARSON
COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17 A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

February 15, 2008

The Stockholders
MBM Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of MBM Securities, Inc. (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholders, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be an should not be used by anyone other than these specified parties.

Harper & Pearson Company, P.C.

Houston, Texas

END